Exhibit 99.3

PRESS RELEASE

Oman: GDF SUEZ Energy International sees IPO Sohar Power Company oversubscribe 21 times

Brussels, August 5, 2008 - The Initial Public Offer (IPO) of Sohar Power Company (SPC) successfully closed on July 30, 2008. In total 9,730,000 SPC shares, representing 35% of the company’s equity, were sold at the price of Omani Rial 1.350 (approx. USD 3.51) for a total of 35 MUSD. The listing on the Muscat Stock market will occur within the next two weeks after allocations have been made and oversubscriptions have been refunded.

The shares, which were offered primarily to individual investors in the Omani capital market, attracted overwhelming demand from institutional investors (Pension Funds, Insurance Companies, Mutual Funds, and Investment Funds) as well. The total subscription was in excess of RO 280 million (approximately USD 725 Million), about 21 times oversubscribed, which makes the SPC IPO the most successful issuance ever in the power sector in Oman. The offering also attracted applications from international and regional investors which further demonstrates the high investor confidence in the company’s prospects.

Following the IPO of SPC, GDF SUEZ Energy International owns 45% of the company’s equity. The four Omani partners and founders - Sogex Oman Company LLC, The Sultanate of Oman Ministry of Defense Pension Fund, WJ Towell & Company LLC and Zubair Corporation LLC - own another 20% of the company’s equity. Institutional and individual investors hold the balance 35% of the company’s equity.

“The success of the IPO illustrates the confidence of the Omani public and the larger investors’ community for well structured and profitable projects promoted by GDF SUEZ Energy International in association with its local partners.” said Dirk Beeuwsaert, CEO of GDF SUEZ Energy International.

“With an oversubscription of 21 times, the success of the IPO has exceeded our most optimistic expectations, especially considering the prevailing difficult financial market conditions” said Guy Richelle, CEO of GDF SUEZ Energy International Middle East-Asia & Africa.

SPC is currently the largest power generating company among private generators in Oman with approximately 585 MW of power capacity and 150,00 m³ per day of water capacity.

GDF SUEZ Energy International’s presence in the Middle East

In the Middle East, GDF SUEZ will now have a direct equity interest in over 13,500 MW and more than 2 million cu.m. of water per day making us the leading private power developer in the Gulf region. Currently total investment cost for GDF SUEZ’s Middle East assets is approximately 11 billion USD.

Oman

•	Al Manah: First independent power producer in the Gulf region - 289 MW - acquired in 1994 - operational

•	Sohar: 586 MW power plant and 6,250 cu.m./h water desalination plant - awarded in 2004 - operational

•	Al Rusail: 665 MW power plant, first privatization in the electricity sector in Oman - acquired in 2006 - operational

•	Barka 2: 678 MW power plant and 5,000 cu.m./h sea water desalination plant - reverse osmosis technology supplied by Degremont (contract won in 2006) - under construction

Abu Dhabi

•	Al Taweelah: Power generation and desalination plant representing 1,360 MW of power and 16,056 cu.m./h of water (acquired in 2000) – operational

•	Shuweihat 2: 1,500 MW power plant and 454,610 cu.m./day seawater desalination plant – contract won in July 2008 - under development

Bahrain

•	Al Ezzel: 966 MW power generation plant (contract awarded in 2004) - operational

•	Al Hidd: Power production and desalination plant, 938 MW and 5,682 cu.m./h of water (acquired in 2006) - operational

Saudi Arabia

•	Marafiq: 2,750 MW power plant and 800,000 cu.m./day of seawater desalination plant, largest of its kind in the world – contract awarded end of 2006 – under construction

Qatar

•	Ras Laffan C: 2,630 MW power plant and 286,000 cu.m./day of seawater desalination plant, contract awarded in February 2008, under construction.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Contacts:

Katja Damman	Arnaud Erbin
GDF SUEZ Energy International	GDF SUEZ Investor Relations
External Communications	Tel: +33 1 40 06 64 89
Tel: +32 2 510 7069	e-mail: arnaud.erbin@gdfsuez.com
e-mail: katja.damman@gdfsuez.com

For more information : www.suezenergyint.com and www.gdfsuez.com.